APR 03 2006
WASH. D.C. 213 SECTION

HypoVereinsbank
Member of UniCredit Group

Securities & Exchange Commission
Judiciary Plaza
450 Fift[redacted]
Washingt
USA

06012249

GSC12 - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, March 24th, 2006

Hypotheken Und Wechsel

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated March 14, 2006 commenting on the Shareholders' agreement on BA-CA's role within UniCredit Group
- Investor Relations Release dated March 22, 2006 commenting on Financial results 2005

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: Susan Eckenberg
Name: Susan Eckenberg
Title: IR Manager

PROCESSED
APR 06 2006
THOMSON FINANCIAL

By: Richard Speich
Name: Richard Speich
Title: IR Manager

Enclosure

dlw 4/5

82-3777

INVESTOR RELATIONS RELEASE MARCH 14, 2006

Shareholders' agreement on BA-CA's role within UniCredit Group, to be submitted to the competent bodies of the respective parties

- **BA-CA will become CEE sub-holding company within UniCredit Group**
- **BA-CA responsible for a market with more than 300 million people in 24 countries**
- **Capital base and profit potential increase significantly**
- **All necessary intra-group transactions will be at arm's length**

A shareholders' agreement on the future role of Bank Austria Creditanstalt ("BA-CA") within UniCredit Group is going to be reached soon on the basis of the outcome of the negotiations held between UniCredito Italiano S.p.A. ("UniCredit"), Bayerische Hypovereinsbank A.G. ("HVB"), BA-CA, Privatstiftung zur Verwaltung ("AVZ", an Austrian private foundation) and the Betriebsratsfonds ("BR Funds", the Workers Council Fund). According to such agreement, which will be submitted to the competent bodies of the respective parties, BA-CA will become the sub-holding company for operations in Central and Eastern Europe (CEE) within UniCredit Group. BA-CA will be responsible for a market comprising more than 300 million people in 24 countries; BA-CA's market has so far comprised 12 countries with 100 million inhabitants.

"The new UniCredit Group is the first truly European bank. As sub-holding company for operations in the CEE region, BA-CA will play an important role in our European group. We are market leader in this growth region. Our plans envisage that BA-CA should expand its position in these markets and in Austria, making full use of opportunities for growth," says Alessandro Profumo, CEO of UniCredit Group.

Erich Hampel, CEO of BA-CA: "BA-CA's position becomes significantly stronger: we are responsible for one of the major growth regions in the world. This will enable us to benefit from enormous opportunities. Moreover, our capital base will rise considerably and our profit potential

will increase significantly. So, we have potential for growth in the market and we also have the required financial strength. I think this is a guarantee for growth."

The agreement will provide for a replacement of the so-called "Basis Agreement", which includes the "Bank of the Regions Agreement". These agreements were concluded in 2000 and contain rules concerning BA-CA's functions within HVB Group. Following the deal between HVB Group and UniCredit Group in 2005, the shareholders are now going to define the future role of BA-CA within UniCredit Group in a new agreement. The contract period is 10 years. Here are details of the agreement:

- BA-CA will perform the sub-holding company function for operations in CEE. It will manage, within UniCredit Group guidelines, the Group's banking network in this region, excluding Poland, which will be directly managed by UniCredit. The responsibility for Turkey is subject to further considerations.
- BA-CA will take over the banking subsidiaries and branches of UniCredit and of Hypo-Vereinsbank in this region.
- UniCredit Group is working on the future structure of its worldwide investment banking activities. It is envisaged that the Group's operations in this area would be bundled to further enhance their position in the market. If BA-CA's investment banking business is integrated in a newly created investment banking unit of the Group, BA-CA will have a share in the net profit generated by this unit.
- UniCredit Group's asset management activities will be combined. For this reason BA-CA will transfer its two subsidiaries Capital Invest and Asset Management (AMG) to the Group's asset management unit.
- UniCredit Group creates clear, transparent structures with a clear allocation of management responsibility. The shareholders have agreed that the Austrian business may be transferred to a separate bank for Austria – a wholly-owned subsidiary of BA-CA – after the year end following the fifth anniversary of the Agreement, maintaining the employment conditions of the transferred employees. The group wants to further improve its position on the Austrian market. Austria is a core market of UniCredit Group.
- To maintain BA-CA's status as an Austrian bank, the rights of Betriebsratsfonds and AVZ-Stiftung – i.e. the private foundation from which BA-CA emerged – as defined in BA-CA's By-laws will remain effective as long as the guarantee issued by AVZ-Stiftung and the Municipality of Vienna on BA-CA's liabilities exist.
- The parties to the Agreement will reflect the new ownership situation of BA-CA in its Supervisory Board, while ensuring the representation of two members upon proposal of AVZ until the tenth anniversary of the Agreement, and of one member thereafter for the duration of the

guarantee issued by AVZ on all liabilities of BA-CA. The election of the new Supervisory Board will be part of the agenda of the next ordinary general meeting of BA-CA, which is currently scheduled to take place in May 2006.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

HVB Group Member of UniCredit Group

82-3777

INVESTOR RELATIONS RELEASE **14. MÄRZ 2006**

Aktionärsvereinbarung über Rolle der BA-CA in der UniCredit Group wird den zuständigen Organen der jeweiligen Parteien vorgelegt

- **BA-CA wird die Osteuropa-Sub-Holding der UniCredit Group**
- **BA-CA für Markt mit mehr als 300 Millionen Menschen in 24 Ländern verantwortlich**
- **Kapitalausstattung und Ergebnispotenzial steigen deutlich**
- **Alle notwendigen Transaktionen innerhalb der Gruppe werden zu Marktkonditionen durchgeführt**

Eine Aktionärsvereinbarung über die zukünftige Rolle der Bank Austria Creditanstalt (BA-CA) in der UniCredit Group steht kurz bevor: Die Vereinbarung basiert auf dem Ergebnis von Verhandlungen zwischen UniCredito Italiano S.p.A. (UniCredit), Bayerische HypoVereinsbank A.G. (HVB), BA-CA, der Privatstiftung zur Verwaltung von Anteilsrechten (AVZ-Stiftung) und dem Betriebsratsfonds der BA-CA. Die Vereinbarung, die den zuständigen Organen der jeweiligen Parteien vorgelegt wird, besagt, dass die BA-CA die Sub-Holding der UniCredit Group für das Osteuropageschäft wird. Sie ist für einen Markt mit mehr als 300 Millionen Einwohnern in 24 Ländern verantwortlich. Bislang waren es 100 Millionen Einwohner in 12 Ländern.

„Die neue UniCredit Group ist die erste echte europäische Bank. Die BA-CA übernimmt nun als Sub-Holding für die CEE-Region eine wichtige Rolle in unserer europäischen Gruppe. Wir sind klarer Marktführer in dieser Wachstumsregion. Und es ist unser Ziel, dass die BA-CA ihre Position auf diesen Märkten ebenso wie in Österreich ausbaut und die Wachstumschancen, die sich ihr bieten, konsequent nutzt", so Alessandro Profumo, CEO der UniCredit Group.

Erich Hampel, Vorstandsvorsitzender der BA-CA: „Die BA-CA wird deutlich gestärkt: Wir sind für eine der wichtigsten Wachstumsregionen der Welt verantwortlich. Das bietet uns enorme Chancen. Zudem steigt unsere Eigenkapitalausstattung beträchtlich und unser Ergebnispotenzial erhöht sich beträchtlich. Das heißt: Wir haben das Marktpotenzial um zu wachsen und die wirtschaftliche Kraft dazu. Ich betrachte dies als Garantieschein für weiteres Wachstum."

Die Einigung sieht vor, dass die sogenannte „Grundsatzvereinbarung", die auch den „Bank der Regionen Vertrag" einschließt, ersetzt wird. Diese Verträge sind im Jahr 2000 abgeschlossen worden und regeln die Aufgaben der BA-CA in der HVB Group. Nach dem Deal zwischen der HVB Group und der UniCredit Group im Jahr 2005 werden die Aktionäre nun die zukünftige Rolle der BA-CA in der UniCredit Group in einer neuen Vereinbarung definieren. Die Vertragsdauer beträgt zehn Jahre. Die Einigung bedarf nun noch der Zustimmung der Gremien von UniCredit, HypoVereinsbank, BA-CA, AVZ-Stiftung und des BA-CA Betriebsratsfonds.

Die Einigung sieht folgendes vor:

- Die BA-CA erhält die Funktion der Sub-Holding für das Osteuropageschäft der UniCredit Group. Sie managt, innerhalb der Richtlinien der UniCredit Group, das Bankennetzwerk der Gruppe in dieser Region. Ausgenommen ist das Geschäft in Polen, das direkt von der UniCredit gemanagt wird. Die Verantwortung für die Türkei wird noch geprüft.
- Die BA-CA übernimmt die Banken-Töchter und Filialen der UniCredit und der HypoVereinsbank in dieser Region.
- Die UniCredit Group erarbeitet derzeit die zukünftige Struktur ihrer weltweiten Investment-Banking-Aktivitäten. Es ist daran gedacht, die Aktivitäten der Gruppe zu bündeln und damit die Schlagkraft am Markt weiter zu stärken. Für den Fall, dass das Investment-Banking-Geschäft der BA-CA in eine neu geschaffene Investmentbanking-Einheit der Gruppe integriert wird, wird die BA-CA am Gewinn dieser Einheit beteiligt werden.
- Die Asset Management-Aktivitäten der UniCredit Group werden unter einem Dach gebündelt. Die BA-CA wird daher ihre beiden Gesellschaften Capital Invest und Asset Management (AMG) in die entsprechende Konzerneinheit transferieren.
- Die UniCredit Group setzt auf klare, transparente Strukturen mit einer klaren Zuordnung der Managementverantwortung. Die Aktionäre haben vereinbart, dass es möglich ist, das Österreich-Geschäft nach Ablauf des fünften Geschäftsjahres nach Abschluss der Vereinbarung unter Wahrung der Bedingungen der transferierten Mitarbeiter in eine eigene Österreich-Bank – einer hundertprozentigen Tochter der BA-CA – zu übertragen. Es ist das Ziel der Gruppe, ihre Marktposition in Österreich weiter zu festigen. Österreich zählt zu den Kernmärkten der UniCredit Group.

- Um den Status der BA-CA als österreichische Bank zu gewährleisten, bleiben die in der Satzung der BA-CA festgelegten Mitgestaltungsrechte des Betriebsratsfonds und der AVZ-Stiftung – das ist die Stiftung aus der die BA-CA hervorgegangen ist – so lange erhalten, wie die besondere Verantwortung und die Haftung der AVZ-Stiftung und der Gemeinde Wien für die BA-CA besteht.
- Die neue Eigentümerstruktur der BA-CA wird sich im Aufsichtsrat widerspiegeln. Es ist sichergestellt, dass die AVZ-Stiftung innerhalb der zehnjährigen Vertragsdauer das Vorschlagsrecht für zwei Aufsichtsratsmitglieder hat. Danach kann sie für die Dauer der Haftung ein Aufsichtratsmitglied nominieren. Die Wahl des Aufsichtsrates wird auf der Tagesordnung in der nächsten Hauptversammlung stehen, die für Mai 2006 geplant ist.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

HypoVereinsbank Member UniCredit Grou 82-3777

INVESTOR RELATIONS RELEASE MARCH 22, 2006

Financial results 2005: annual targets fully achieved after substantial profit increase

- **Adjusted net profit of €1,163 million clearly exceeds the target for full-year 2005 of about €1 billion**
  - **Significant increase in operating profit of 45.7% after convincing operating performance on a year-on-year basis, pre-tax profit nearly doubled, net profit increases by a factor of nearly 2.5 (all items adjusted)**
  - **Adjusted return on equity after taxes of 10.0% clearly above the target range of 8-9%**
- **The Management Board proposes a dividend of €0.25 per ordinary share**
- **Results of the fourth quarter shaped by sustained revenue momentum before one-off effects in particular due to the business combination with UCI.**

<u>Remark on income reporting</u>

The 2005 income statement recognizes non-recurrent expenses associated with the integration of HVB Group into the UniCredit Group. They involve restructuring costs of €546 million. In addition, higher general provisions for losses on specific loans and advances of €147 million have been set aside in the loan-loss provisions of HVB Group. Overall, the income statement of HVB Group is burdened by non-recurrent effects of €693 million (hereinafter called "restructuring costs and additional loan-loss provisions"). In the previous year, too, non-recurrent burdens totaling €2,915 million were recorded. They are comprised of allocations to special provisions for bad debt (€2,500 million), an addition to restructuring costs (€250 million) and amortization of goodwill (€165 million). To ensure an economically meaningful comparison between the current figures and last year's figures in the 2005 income statement, the explanations on the income situation below are based on figures that have been adjusted for the above-mentioned non-recurrent effects.

Overview

In fiscal 2005, HVB recorded a very pleasing business performance and succeeded in noticeably intensifying the good operating trend of the last two years. After another excellent performance of core operating revenues in the fourth quarter, HVB Group clearly exceeded its ambitious target of approximately €1 billion with an adjusted net profit of €1,163 million. The adjusted return on equity after taxes of 10.0% also significantly surpassed the target range of 8%-9%. The proposed dividend of €0.25 per ordinary share shall allow HVB's shareholders to participate in the substantial earnings improvement.

Dr. Wolfgang Sprissler, Board Spokesman of HVB: "We are very satisfied with HVB's operating performance in fiscal 2005. Earnings in our core business segments continued to improve noticeably, allowing us to clearly realize our ambitious targets in a challenging environment. The combination with UniCredit will already provide additional earnings momentum in the current year. This underscores our claim to become Germany's leading bank for private and corporate customers."

After another excellent showing in the fourth quarter, the favorable trend in net interest and net commission income, which accelerated in the course of the year, exceeded the high expectations. With respect to net commission income and trading result, HVB Group recorded the highest earnings contributions in its corporate history in fiscal 2005. On a full-year basis, the increase in total operating revenues was accompanied by a more or less corresponding increase in costs, which was mainly due to future-oriented investments as well as non-recurrent effects in the fourth quarter.

Loan-loss provisions declined very noticeably in the fiscal year under review, despite the fact that HVB Group used its strong financial performance in fiscal 2005 to implement conservative valuation measures in the fourth quarter and set aside additional loan-loss provisions. On a full-year basis, the adjusted operating profit increased significantly, by about 45.7% year-on-year.

In the final quarter of 2005, disposal gains had a favorable effect on HVB's income statement. On the other hand, restructuring costs resulting from the business combination with UniCredit were incurred as expected. In addition, absorbed losses were increased in the fourth quarter in order to relieve future income statements. For the full year 2005, the adjusted pre-tax profit nearly doubled compared to the prior-year level. The adjusted net profit advanced by a factor of almost 2.5.

Detailed breakdown of the results:

Compared to the third quarter, the performance of core operating revenues was very satisfactory. On a full-year basis, too, a further qualitative improvement in the revenue structure was discernible, with income gains in all three main sources of operating revenues.

With €1,520 million, net interest income reached the highest quarterly level in the last two years. It thus exceeded the strong prior-quarter level (€1,468 million) by 3.5%. To a large extent, this is due to higher prepayment fees, private-equity income and dividend payments. Despite an unfavorable macroeconomic environment and rather subdued credit demand, net interest income for fiscal 2005 as a whole increased by a higher-than-anticipated rate of 3.9%, to €5,885 million (previous year: €5,662 million) thanks to structural margin improvements and strict risk-adjusted pricing. The interest margin on the basis of the average on-balance-sheet risk-weighted assets rose to 2.71% at the end of 2005, noticeably exceeding both the level recorded at September 30, 2005 (2.68%) and the 2004 yearend level (2.62%).

With €859 million in the fourth quarter, net commission income was in line with the record level achieved in the third quarter (€860 million). This confirmed the sustained earnings improvement. In fiscal 2005 as a whole, net commission income recorded a very pleasing gain of 13.9%, to €3,240 million (previous year: €2,845 million) and thus even exceeded our high expectations. In this context, the earnings contributions from the securities and custodian business increased, in particular also through the very successful sale of innovative financial products in the year under review. In addition, net commission income from foreign-trade and payment transactions and from the lending business went up.

With €225 million, the trading result recorded strong performance in the fourth quarter, which, however, fell short of the prior-quarter level (€278 million), which was realized in an extraordinarily favorable capital market environment. In fiscal 2005 as a whole, however, the trading result saw a very significant advance of 27.2%, increasing from €728 million to a pleasing €926 million, despite the fact that earnings in the second quarter were burdened by the difficult market environment triggered off by events in the US automobile market. All in all our customer-driven business approach proved to be particularly successful.

Because of one-time burdens, the balance of other operating income and expenses declined in the fourth quarter to €–133 million, after €20 million in the third quarter. Among other things a damage claim in the U.S., expenses with the context of rent guarantees and provisions for put option rights in two closed-end real estate funds played a role. In full-year 2005, the balance decreased to €-143 million (2004: €23 million). As a result, total operating revenues declined by

5.9% in the fourth quarter, to €2,471 million (Q3: €2,626 million). Nevertheless, this was the second-best quarterly result of fiscal 2005. In full-year 2005, operating revenues increased by 7.0%, to €9,908 million (previous year: €9.258 million).

Administrative expenses increased by 7.0% in the fourth quarter, to €1,736 million (Q3: €1,623 million). This is not only due to first-time consolidation effects (Banca Comerciala Ion Tiriac and HVB Bank Serbia & Montenegro) and currency effects in CEE, but also to non-scheduled depreciation on land and buildings and higher bonus and retention payments resulting from the combination with UniCredit. In fiscal 2005 as a whole, administrative expenses increased by 7.6% year-on-year, to €6,582 million (previous year: €6,118 million) and were thus only slightly above budget – because of continued stringent cost control and the implementation of the PRO efficiency program. During the course of the year, first-time consolidation – and currency effects, non-scheduled depreciation on land and buildings as well as higher bonus payments and retention payments had an expense-increasing effect. Excluding the net effect of first-time consolidations and deconsolidations as well as currency effects, the increase in administrative expenses was noticeably lower with a rate of 4.2%. Furthermore, if the non-scheduled depreciation on land and buildings as well as the higher bonus payments and retention payments are not included, then the organic growth only accounts for 1.0%. At the end of the year, the cost-income ratio stood at 66.4% and was thus only slightly above the prior-year level (66.1%).

Loan-loss provisions for the fourth quarter included an additional loan-loss provision resulting from higher general provisions for losses on specific loans and advances (€147 million). Furthermore, HVB used the strong financial performance in 2005 to implement a conservative valuation measure and went to the upper limit of the assessment range in the computation of the individual credit exposures. As a result, loan-loss provisions - excluding additional loan-loss provisions of €147 million - came to €1,366 million in full-year 2005, which was slightly above the projected requirements of about €1.3 billion, but nevertheless corresponded to a very significant reduction of 23.9% versus the previous year (€1,795 million).

After adjustment for the additional loan-loss provisions, the operating profit of the fourth quarter came to €345 million, compared to €676 million in the previous quarter. In full-year 2005, the adjusted operating profit climbed to €1,960 million because of the convincing operating performance, which corresponds to an increase of a significant 45.7% versus the previous year (€1,345 million). On an unadjusted basis, the operating profit amounted to €1,813 million - a 34.8% increase versus 2004 (€1,345 million).

In the fourth quarter, net income from investments amounted to €193 million. This includes gains from the disposal of our equity holdings in Munich Re. In fiscal 2005, net income from investments stood at €321 million (after €14 million in the previous year). On the one hand, this

includes disposal gains from the continued, systematic reduction of several non-strategic holdings. On the other hand, expenses within the context of the restructuring measures at iii-Investments, which were announced in the third quarter, were reflected in this item.

In accordance with the new IFRS 3, regular amortization of goodwill has been discontinued since January 1, 2005. Non-scheduled impairments were not necessary in the fiscal year under review. The prior-year income statement was burdened by goodwill amortization of €165 million.

The balance of other income and expenses mainly includes absorbed losses for companies attributable to the Real Estate Restructuring (RER) segment. After an increase in the fourth quarter, these expenses went up in 2005 compared to 2004. With this, we have prepared the ground for a noticeable decrease in absorbed losses in subsequent years. Since the prior-year figure was still burdened additionally by expenses of €130 million incurred for the risk shield for Hypo Real Estate Group, the total balance declined to €-289 million, after €-357 million in 2004.

After €60 million in the third quarter and €486 million in the fourth quarter, restructuring costs came to a total of €546 million in fiscal 2005. They are mainly associated with the combination of HVB and UniCredit. The reorganization of Bank Austria Creditanstalt's "Austria SME" segment accounted for €90 million.

With €1,992 million in fiscal 2005, pre-tax profit after adjustment for "restructuring costs and additional loan-loss provisions" was nearly twice as high as the adjusted prior-year result (€1,002 million). The unadjusted pre-tax profit amounted to €1,299 million, after a clearly negative figure in the previous year.

In fiscal 2005, €395 million of net income were allocable to minority interests. This corresponds to an increase of 37.2% versus 2004 (€288 million) and was mainly due to the first-time consolidation of IMB and higher profits from the BA-CA Group. After deduction of minority interests, the unadjusted profit amounted to €642 million, after a loss in the previous year. After adjustment for "restructuring costs and additional loan-loss provisions", the profit amounted to €1,163 million, which corresponds to nearly two-and-a-half times the adjusted prior-year profit (€490 million).

Dividend

From the profit (€642 million), an amount of €451 million was added to reserves. The consolidated profit, which corresponds to the net profit shown in the balance sheet of HVB AG, amounts to €191 million. It is intended to allow the shareholders of HVB to participate ade-

quately in the pleasing earnings trend. The Management Board will propose in the Annual General Meeting scheduled for May 23 to distribute a dividend of €0.25 per ordinary share to the shareholders for fiscal 2005.

Segment reporting at December 31, 2005

To increase the transparency of the presentation of the individual business segment's operating performance, we will use the operating profit after adjustment for additional loan-loss provisions as a basis for the following explanations.

The individual business segments made the following contributions to the bank's adjusted operating profit of €1,960 million:

Germany	€523 million
Austria & CEE	€1,010 million
Corporates & Markets	€902 million
Real Estate Restructuring	€-16 million
Other/Consolidation	€-459 million

As a result of the changes to the organizational structure of HVB Group implemented at the start of 2005 (cf. Annual Report 2005), the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for fiscal 2005. The prior-year figures have been adjusted to match the new structure in the presentation of the segment information.

The effects of applying revised and new IFRSs, where they are to be applied retrospectively, have similarly been incorporated in the adjusted prior-year figures for segment reporting. In addition, we have adjusted previous periods for the change in the reporting of disposal gains in deconsolidated companies, which was performed for the first time at September 30, 2005.

The workout portfolios of the German real estate business managed by the Germany business segment until December 31, 2004, are no longer included in the adjusted prior-year comparative figures of the Germany business segment because they have been allocated to the RER segment. In particular, the loan-loss provisions set up for these portfolios in 2004 are no longer shown. By transferring all the workout portfolios of the German real estate business to the RER segment, an atypical trend has occurred in the area of loan-loss provisions in the Germany business segment compared with the adjusted prior-year figures (cf. the detailed description in the 2005 Annual Report). To improve the presentation of earnings performance, we have also

shown the operating profit before loan-loss provisions for the Germany business segment. This makes the economic performance more transparent.

In the recently ended fiscal year, an operating profit before loan-loss provisions of €1,375 million was generated. This corresponds to a clear increase of 8.2% versus the previous year. While operating revenues advanced noticeably, by 4%, administrative expenses edged up only slightly, by 1.9%. This resulted in an improvement in the cost-income ratio by 1.3 percentage points, to 65.3%. In the year under review, loan-loss provisions totaled €929 million (including €77 million additional loan-loss provisions). Consequently, an adjusted operating profit of €523 million was generated.

The Austria/CEE business segment again recorded a sustained pleasing business performance in the recently ended year under review. The increase in administrative expenses of 5.8% was offset by a wide margin by operating revenues, which expanded 12.3%. The cost-income ratio thus improved to 62.4% (previous year: 66.2%). Loan-loss provisions increased on the wings of a vigorous business expansion in CEE and higher general provisions for losses on specific loans and advances in the private customer unit. The operating profit after adjustment for the additional loan-loss provisions (€70 million) amounted to €1,010 million, thus exceeded the prior-year level by 32.5%.

The Corporates & Markets business segment generated an operating profit of €902 million, which was thus in line with the strong prior-year level. €58 million were added to loan-loss provisions, after net reversals in the previous year. The increase in operating revenues of 13.3% was pleasing. All three key income sources saw increases in this context. As a result, the cost-income ratio improved slightly. Pre-tax profit advanced significantly, by 16.6%, to €946 million.

With €-16 million (previous year: €-1.039 million), the Real Estate Restructuring (RER) segment posted a nearly balanced operating profit. Taking account of the two already announced sales transactions, the total initial portfolio volume will already be reduced by 50%.

Risk-weighted assets and capital ratios

At December 31, 2005, risk-weighted assets compliant with BIS rules amounted to €245.5 billion. Compared to yearend 2004, the - adjusted - core capital ratio improved to 6.8% at December 31. 2005 (6.6% at December 31, 2004). The unadjusted core capital ratio stood at 6.5%.

The Annual Report for fiscal 2005 and a presentation will be made available for download at our homepage at http://www.hvbgroup.com/ir.

A conference call will be held at 9:00 a.m. (CET) on March 23, 2006.

The conference call will be led by Dr. Wolfgang Sprissler, CEO, and, Rolf Friedhofen, CFO.

The conference will be held in English.

IR-documents

We will publish the main facts and figures in our IR-Release on March 22. The annual report 2005 and a presentation can be downloaded from our home page: http://www.hvbgroup.com/ir.

Numbers to dial:

Germany:	+49 (0)69 9897 2633
United Kingdom:	+44 (0)20 7138 0816
Italy:	+39 026 963 3535

The conference call will be recorded and can be heard during the first 48 hours at the following telephone number:

Dial-in number: +49 (0)69 22222 0418

(access code: 8249991#)

From then on, the conference can be called up at our homepage.

Investor Relations Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

Financial Highlights

	2005	2004
Key indicators (in %)		
Return on equity after taxes (adj.)[1]	10.0	3.9
Return on equity after taxes	5.5	-19.3
Return on equity before taxes (adj.)[1]	13.7	6.7
Return on equity before taxes	8.9	-12.8
Cost-income ratio (based on operating revenues)	66.4	66.1
Earnings	**2005**	**2004**
Operating profit (adj.)[2] in € million	1,960	1,345
Operating profit (in € million)	1,813	1,345
Profit/loss from ordinary activities/Pre-tax profit (adj.)[1] in € m	1,992	1,002
Profit/loss from ordinary activities/Pre-tax profit (in € million)	1,299	(1,913)
Profit/loss (adj.)[1] in € million	1,163	490
Profit/loss (in € million)	642	(2,425)
Dividend per ord. share in €	0.25	--
Earnings per share (adj.)[1] in €	1.55	0.70
Earnings per share in €	0.86	(3.48)
Balance sheet figures (in € billion)	**2005**	**2004**
Total assets	493.5	467.4
Total lending volume	332.6	324.6
Shareholders' equity	16.4	14.0
Key capital ratios compliant with BIS[3]	**2005**	**2004**
Core capital (in € billion)	16.0	15.7
Equity funds (in € billion)	27.4	27.1
Risk assets (in € billion)	245.5	238.6
Core capital ratio in %	6.5	6.6[4]
Core capital ratio adj.[1] (in %)	6.8	
Equity funds ratio (in %)	10.9	10.4
	2005	**2004**
Employees	61,251	57,806
Branch offices	2,316	2,036

1) 2005 figures adjusted for "restructuring costs and additional loan-loss provisions"; 2004 figure adjusted for amortization of goodwill, restructuring costs and special provisions for bad debts.

2) 2005 figures adjusted for "additional loan-loss provisions".

3) According to approved financial statements.

4) 6.2% including consolidation and other effects to be taken into account from the start of 2005.

Income statement from January 1 to December 31, 2005 (adj.) [1)]

in € million	1/1/-12/31/ 2005	1/1/-12/31/ 2004	Change in € m	in %
Net interest income	5,885	5,662	+223	+3.9
Provisions for losses on loans and advances	1,366	1,795	(429)	-23.9
Net interest income after provisions for losses on loans and advances	4,519	3,867	+652	+16.9
Net commission income	3,240	2,845	+395	+13,9
Trading profit	926	728	+198	+27.2
General administrative expenses	6,582	6,118	+464	+7.6
Balance of other operating income and expenses	(143)	23	(166)	
Operating profit	**1,960**	**1,345**	**+615**	**+45.7**
Net income from investments	321	14	+307	>+100.0
Restructuring costs	--	--	--	--
Allocation to special provisions for bad debts	--	--	--	--
Balance of other income and expenses	(289)	(357)	+68	+19.0
Profit from ordinary activities/ Pre-tax profit	**1,992**	**1,002**	**+990**	**+98.8**
Taxes on income	402 [2)]	224 [3)]	+178	+79.5
Net profit	**1,590**	**778**	**+812**	>+100.0
Minority interests in net income	(427)	(288) [3)]	(139)	-48.3
Profit/loss	**1,163**	**490**	**+673**	**>+100.0**
For information: Sum of operating revenues	9,908	9,258	+650	+7.0

[1)] 2005 figures adjusted for restructuring costs and additional loan-loss provisions; 2004 figure adjusted for amortization of goodwill, restructuring costs and special provisions for bad debts.

[2)] calculations based on a tax rate prior to adjustments (20.2%).

[3)] Taxes on income and minority interests based on P&L prior to adjustments.

Income statement from January 1 to December 31, 2005
(according to approved financial statements)

in € million	1/1/-12/31/ 2005	1/1/-12/31/ 2004	Change in € m	in %
Net interest income	5,885	5,662	+223	+3.9
Provisions for losses on loans and advances	1,513	1,795	(282)	-15.7
Net interest income after provisions for losses on loans and advances	4,372	3,867	+505	+13.1
Net commission income	3,240	2,845	+395	+13,9
Trading profit	926	728	+198	+27.2
General administrative expenses	6,582	6,118	+464	+7.6
Balance of other operating income and expenses	(143)	23	(166)	
Operating profit	**1,813**	**1,345**	**+468**	**+34.8**
Net income from investments	321	14	+307	>+100.0
Amortization of goodwill	0	165	(165)	-100.0
Restructuring costs	546	250	+296	>+100.0
Allocation to special provisions for bad debts	0	2,500	(2,500)	-100.0
Balance of other income and ex-penses	(289)	(357)	+68	+19.0
Profit from ordinary activities/ Pre-tax profit	**1,299**	**(1,913)**	**+3,212**	
Taxes on income	262	224	+38	+17.0
Net profit	**1,037**	**(2,137)**	**+3,174**	
Minority interests in net income	(395)	(288)	(107)	-37.2
Profit/loss	**642**	**(2,425)**	**+3,067**	
Change in reserves	451	(2,425)	+2,876	
Group profit/consolidated profit	**191**	**--**	**+191**	**+100.0**
For information: Sum of operating revenues	9,908	9,258	+650	+7.0

QUARTERLY OVERVIEW

in € m	4. quarter 2005 adj.[1)]	4. quarter 2005 according to approved financial statements	3. quarter 2005	2. quarter 2005	1. quarter 2005
Net interest income	1,520	1,520	1,468	1,493	1,404
Provisions for losses on loans and advances	390	537	327	326	323
Net interest income after provisions for losses on loans and advances	1,130	983	1,141	1,167	1,081
Net commission income	859	859	860	764	757
Trading profit	225	225	278	101	322
General administrative expenses	1,736	1,736	1,623	1,623	1,600
Balance of other operating income and expenses	(133)	(133)	20	2	(32)
Operating profit (loss)	**345**	**198**	**676**	**411**	**528**
Net income from investments	193	193	23	31	74
Amortization of goodwill	--	--	--	--	--
Restructuring costs	--	486	60	--	--
Balance of other income and expenses	(180)	(180)	(36)	(36)	(37)
Profit (loss) from ordinary activities/pre-tax profit	**358**	**(275)**	**603**	**406**	**565**
For information: Sum of operating revenues	2,471	2,471	2,626	2,360	2,451

[1)] adjusted for"restructuring costs and additional loan-loss provisions".

Income statement by business segment from January 1 to December 31, 2005 (adjusted) [1)]

in € million	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Net interest income						
1/1/ - 12/31/2005	2,622	2,379	1,025	117	(258)	5,885
1/1/ - 12/31/2004	2,547	2,185	989	121	(180)	5,662
Provisions for losses on loans and advances						
1/1/ - 12/31/2005	852	438	58	--	18	1,366
1/1/ - 12/31/2004	391	395	(72)	1,070	11	1,795
Net commission income						
1/1/ - 12/31/2005	1,385	1,412	444	4	(5)	3,240
1/1/ - 12/31/2004	1,230	1,206	392	9	8	2,845
Trading profit (loss)						
1/1/ - 12/31/2005	3	49	859	--	15	926
1/1/ - 12/31/2004	2	86	613	--	27	728
General administrative expenses						
1/1/ - 12/31/2005	2,588	2,401	1,315	104	174	6,582
1/1/ - 12/31/2004	2,540	2,270	1,168	87	53	6,118
Balance of other operating income and expenses						
1/1/ - 12/31/2005	(47)	9	(53)	(33)	(19)	(143)
1/1/ - 12/31/2004	32	(50)	14	(12)	39	23

in € million	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Operating profit (loss)						
1/1/ - 12/31/2005	523	1,010	902	(16)	(459)	1,960
1/1/ - 12/31/2004	880	762	912	(1,039)	(170)	1,345
Net income from investments						
1/1/ - 12/31/2005	(8)	283	118	--	(72)	321
1/1/ - 12/31/2004	31	(18)	(60)	--	61	14
Amortization of goodwill						
1/1/ - 12/31/2005	--	--	--	--	--	--
1/1/ - 12/31/2004	--	--	--	--	--	--
Restructuring costs						
1/1/ - 12/31/2005	--	--	--	--	--	--
1/1/ - 12/31/2004	--	--	--	--	--	--
Allocation to special provisions for bad debts						
1/1/ - 12/31/2005	--	--	--	--	--	--
1/1/ - 12/31/2004	--	--	--	--	--	--
Balance of other income and expenses						
1/1/ - 12/31/2005	(6)	(11)	(2)	(257)	(13)	(289)
1/1/ - 12/31/2004	(7)	(4)	(1)	(210)	(135)	(357)

in € million	Germany	Austria and CEE	Corpo-rates & Markets	Real Estate Re-structuring	Other/ Consoli-dation	HVB Group
Profit/loss from ordinary activities/Pre-tax profit						
1/1/ - 12/31/2005	509	1,282	1,018	(273)	(544)	1,992
1/1/ - 12/31/2004	904	740	851	(1,249)	(244)	1,002
of which: Bank Austria-Creditanstalt Group						
1/1/ - 12/31/2005	--	1,282	138	--	(64)	1,356
1/1/ - 12/31/2004	--	740	124	--	(57)	807

[1] 2005 adjusted for "restructuring costs and additional loan-loss provisions".
2004 adjusted for amortization of goodwill, restructuring costs and special provisions for bad debts.

Income statement by business segment from January 1 to December 31, 2005 (according to approved financial statements)

in € million	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Net interest income						
1/1/ - 12/31/2005	2,622	2,379	1,025	117	(258)	5,885
1/1/ - 12/31/2004	2,547	2,185	989	121	(180)	5,662
Provisions for losses on loans and advances						
1/1/ - 12/31/2005	929	508	58	--	18	1,513
1/1/ - 12/31/2004	391	395	(72)	1,070	11	1,795
Net commission income						
1/1/ - 12/31/2005	1,385	1,412	444	4	(5)	3,240
1/1/ - 12/31/2004	1,230	1,206	392	9	8	2,845
Trading profit (loss)						
1/1/ - 12/31/2005	3	49	859	--	15	926
1/1/ - 12/31/2004	2	86	613	--	27	728
General administrative expenses						
1/1/ - 12/31/2005	2,588	2,401	1,315	104	174	6,582
1/1/ - 12/31/2004	2,540	2,270	1,168	87	53	6,118
Balance of other operating income and expenses						
1/1/ - 12/31/2005	(47)	9	(53)	(33)	(19)	(143)
1/1/ - 12/31/2004	32	(50)	14	(12)	39	23

in € million	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Operating profit (loss)						
1/1/ - 12/31/2005	446	940	902	(16)	(459)	1,813
1/1/ - 12/31/2004	880	762	912	(1,039)	(170)	1,345
Net income from investments						
1/1/ - 12/31/2005	(8)	283	118	--	(72)	321
1/1/ - 12/31/2004	31	(18)	(60)	--	61	14
Amortization of goodwill						
1/1/ - 12/31/2005	--	--	--	--	--	--
1/1/ - 12/31/2004	33	84	40	--	8	165
Restructuring costs						
1/1/ - 12/31/2005	121	99	72	39	215	546
1/1/ - 12/31/2004	--	--	--	--	250	250
Allocation to special provisions for bad debts						
1/1/ - 12/31/2005	--	--	--	--	--	--
1/1/ - 12/31/2004	--	--	--	2,500	--	2,500
Balance of other income and expenses						
1/1/ - 12/31/2005	(6)	(11)	(2)	(257)	(13)	(289)
1/1/ - 12/31/2004	(7)	(4)	(1)	(210)	(135)	(357)

in € million	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Profit/loss from ordinary activities/Pre-tax profit						
1/1/ - 12/31/2005	311	1,113	946	(312)	(759)	1,299
1/1/ - 12/31/2004	871	656	811	(3,749)	(502)	(1,913)
of which: Bank Austria-Creditanstalt Group						
1/1/ - 12/31/2005	--	1,113	138	--	(72)	1,179
1/1/ - 12/31/2004	--	656	102	--	(65)	693

Return on equity by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring [1]	Other/ Consolidation	HVB Group
Return on equity before taxes (adj.) [2] [3] [4]						
1/1/ - 12/31/2005	9.1	28.8	28.7	--	--	13.7
1/1/ - 12/31/2004	15.3 [5]	17.5	24.1	--	--	6.7
Return on equity before taxes [2]						
1/1/ - 12/31/2005	5.6	25.0	26.6	--	--	8.9
1/1/ - 12/31/2004 [3]	14.8 [5]	15.5	23.0	--	--	-12.8

[1] Ratios for the "Real Estate Restructuring" segment have no informative value

[2] Pre-tax profit as a proportion of average shareholders' equity including minority interests (excluding change in valuation of financial instruments)

[3] 2005 adjusted for "restructuring costs and additional loan-loss provisions".

[4] 2004 figures adjusted for amortization of goodwill, restructuring costs and special provisions for bad debts.

[5] Business segment Germany according to disclosure in 2004 Annual Report before reorganisation (2004 adj.: -0.3%, 2004: -31.3%)

Income statement by business unit Germany business segment

in € million	Private Customers	Corporate Customers and Professionals	Real Estate	Consoli-dation	Germany Business Segment Total
Operating revenues					
12/31/2005	1,857	1,704	389	13	3,963
12/31/2004 (reorganized)[1]	1,782	1,601	426	2	3,811
12/31/2004 (before reorganiza-tion)	1,865 [4]	1,657	483	2	4,007 [3]
Loan-loss provi-sions					
12/31/2005 adj. [2]	221	328	303	--	852
12/31/2005	257	347	325	--	929
12/31/2004 (reorganized) [1]	121	267	3	--	391
12/31/2004 (before reorganiza-tion)	285	560	516	--	1,361 [3]
General administra-tive expenses					
12/31/2005	1,572	814	189	13	2,588
12/31/2004 (reorganized) [1]	1,593	774	171	2	2,540
12/31/2004 (before reorganiza-tion)	1,609	807	209	3	2,628 [3]
Operating profit (loss)					
12/31/2005 adj. [2]	64	562	(103)	--	523
12/31/2005	28	543	(125)	--	446
12/31/2004 (reorganized) [1]	68	560	252	--	880
12/31/2004 (before reorganiza-tion)	(29) [4]	290	(242)	(1)	18 [3]

in € million	Private Customers	Corporate Customers and Profession-als	Real Estate	Consoli-dation	Germany Business Segment Total
For information only: Operating result **before loan-loss provisions**					
12/31/2005	285	890	200	--	1,375
12/31/2004 (reorganized) 1)	189	827	255	--	1,271
12/31/2004 (before reorganiza-tion)	256 4)	850	274	(1)	1,379
Cost-income ratio					
12/31/2005	84.7%	47.8%	48.6%	--	65.3%
12/31/2004 (reorganized) 1)	89.4%	48.3%	40.1%	--	66.6%
12/31/2004 (before reorganiza-tion)	86.3%	48.7%	43.3%	--	65.6%

1) Reorganized to reflect the initial application of revised IFRS, changes in the organizational structure and in the reporting of disposal gains from deconsolidated companies.

2) 2005 figures adjusted for "additional loan-loss provisions".

3) As disclosed in 2004 annual report.

4) Incl. disposal gain of BethmannMaffei of € 56 m.

Austria/CEE business segment

in € million	Private Customers/ Austria	SME/ Austria	Large Corporates/ Real Estate	CEE	Consoli-dation	Austria/ CEE Business Segment Total
Operating revenues						
12/31/2005	1,178	611	561	1,499	--	3,849
12/31/2004	1,131	585	550	1,161	--	3,427
Loan-loss provisions						
12/31/2005 adjusted [1)]	164	122	35	117	--	438
12/31/2005	234	122	35	117	--	508
12/31/2004	74	200	35	86	--	395
General administrative expenses						
12/31/2005	888	403	286	824	--	2,401
12/31/2004	908	385	285	692	--	2,270
Operating profit (loss)						
12/31/2005 [1)]	126	86	240	558	--	1,010
12/31/2005	56	86	240	558	--	940
12/31/2004	149	--	230	383	--	762
Cost-income ratio						
12/31/2005	75.4%	66.0%	51.0%	55.0%	--	62.4%
12/31/2004	80.3%	65.8%	51.8%	59.6%	--	66.2%

[1)] 2005 figures adjusted for "additional loan-loss provisions".

Corporates & Markets business segment

in € million	Markets	Corporates	Consolida-tion	Corporates & Markets Business Segment Total
Operating revenues				
12/31/2005	1,245	1,025	5	2,275
12/31/2004	1,103	912	(7)	2,008
Loan-loss provisions				
12/31/2005	3	55	--	58
12/31/2004	--	(72)	--	(72)
General administrative expenses				
12/31/2005	783	527	5	1,315
12/31/2004	717	458	(7)	1,168
Operating profit (loss)				
12/31/2005	459	443	--	902
12/31/2004	386	526	--	912
Cost-income ratio				
12/31/2005	62.9%	51.4%	--	57.8%
12/31/2004	65.0%	50.2%	--	58.2%

INVESTOR RELATIONS RELEASE **22. MÄRZ 2006**

Geschäftsergebnis 2005: Jahresziele nach erheblicher Gewinnsteigerung voll erreicht

- **Bereinigter Gewinn übertrifft mit 1.163 Mio € die Zielmarke von ca. 1 Mrd € für das Gesamtjahr 2005 deutlich**
  - **Betriebsergebnis nach überzeugender operativer Entwicklung im Vorjahresvergleich signifikant um 45,7% gesteigert, Ergebnis vor Steuern nahezu verdoppelt, Gewinn steigt um das fast Zweieinhalbfache (alle Positionen jeweils bereinigt)**
  - **Bereinigte Eigenkapitalrendite nach Steuern liegt mit 10,0% klar über der Zielbandbreite von 8 - 9%**
- **Der Vorstand schlägt eine Dividende von 0,25 € je Stammaktie vor**
- **Ergebnis des vierten Quartals neben anhaltender Ertragsdynamik von Einmaleffekten insbesondere infolge des Zusammenschlusses mit UCI geprägt**

Anmerkung zum Ergebnisausweis

Die Gewinn- und Verlustrechnung des Geschäftsjahres 2005 ist durch Sonderaufwendungen geprägt, die im Zusammenhang mit der Integration der HVB Group in die UniCredit-Gruppe stehen. Es handelt sich dabei um Aufwendungen für Restrukturierungen in Höhe von 546 Mio €. Darüber hinaus wurden in der Kreditrisikovorsorge höhere pauschalierte Einzelwertberichtigungen in Höhe von 147 Mio € gebildet. Insgesamt ist die Erfolgsrechnung der HVB Group durch Sondereffekte in Höhe von 693 Mio € belastet (nachfolgend als "Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge" bezeichnet). Auch im Vorjahr wirken sich Sonderbelastungen in Höhe von insgesamt 2.915 Mio € aus. Diese bestehen aus der Zuführung zu Sonderwertberichtigungen (2.500 Mio €), der Zuführung zu Restrukturierungsrückstellungen (250 Mio €) und Abschreibungen auf Geschäfts- oder Firmenwerte (165 Mio €). Um einen ökonomisch aussagefähigen Vergleich der Gewinn- und Verlustrechnung des Geschäftsjahres 2005 mit den Vorjahreszahlen zu ermöglichen, gehen die nachfolgenden Erläuterungen zur Erfolgsentwicklung jeweils auf die um die genannten Sondereffekte bereinigten Werte ein.

Überblick

Die HVB verzeichnete im Jahr 2005 eine sehr erfreuliche Geschäftsentwicklung und konnte den guten operativen Trend der letzten zwei Jahre spürbar forcieren. Nach einer auch im vierten Quartal ausgezeichneten Entwicklung der operativen Kernerträge hat die HVB Group für das Gesamtjahr 2005 mit einem bereinigten Gewinn von 1.163 Mio € ihre ambitionierte Zielmarke von rund 1 Mrd € klar übertroffen. Die bereinigte Eigenkapitalrentabilität nach Steuern lag mit 10,0% ebenso deutlich über der Zielbandbreite von 8%-9%. Mit einer Dividende von 0,25 € je Stammaktie sollen die Aktionäre der HVB an der substanziellen Ergebnisverbesserung beteiligt werden.

Dr. Wolfgang Sprißler, Sprecher des Vorstands der HVB: "Mit der operativen Entwicklung der HVB im Geschäftsjahr 2005 sind wir ausgesprochen zufrieden. Die Erträge in unseren Kerngeschäftsfeldern haben sich weiter spürbar verbessert und so konnten wir unsere ehrgeizigen Ziele in einem herausfordernden Umfeld klar erreichen. Der Zusammenschluss mit UniCredit wird schon in diesem Jahr für zusätzliche Ertragsdynamik sorgen. Dies unterstreicht unseren Anspruch, die führende Bank für Privat- und Firmenkunden in Deutschland zu werden."

Die im Jahresverlauf zunehmend positive Entwicklung des Zins- und Provisionsüberschusses hat die hohen Erwartungen nach einem abermals sehr guten vierten Quartal noch übertroffen. Beim Provisionsüberschuss und beim Handelsergebnis erzielte die HVB Group 2005 die höchsten Ergebnisbeiträge in ihrer Geschichte. Vor allem infolge zukunftsgerichteter Investitionen aber auch aufgrund von Einmaleffekten im Schlussquartal stand dem Zuwachs der gesamten operativen Erträge im Gesamtjahr ein Kostenanstieg in etwa gleicher Höhe gegenüber.

Die Kreditrisikovorsorge reduzierte sich im Geschäftsjahr sehr deutlich, obwohl die HVB Group ihre gute finanzielle Entwicklung das Jahres 2005 für konservative Bewertungsmaßnahmen im vierten Quartal nutzte und zusätzliche Kreditrisikovorsorge bildete. Im Gesamtjahr legte das bereinigte Betriebsergebnis gegenüber dem Vorjahr signifikant um rund 45,7% zu.

Im Schlussquartal haben einerseits Veräußerungsgewinne die Ergebnisrechnung positiv beeinflusst. Erwartungsgemäß fielen andererseits Restrukturierungsaufwendungen bedingt durch den Zusammenschluss mit UniCredit an. Mit dem Ziel der Entlastung künftiger Ertragsrechnungen kam es im vierten Quartal auch zu erhöhten Verlustübernahmen. Im Gesamtjahr hat sich das bereinigte Ergebnis vor Steuern im Vergleich mit dem Vorjahreswert nahezu verdoppelt. Der bereinigte Gewinn legte annähernd um das Zweieinhalbfache zu.

Die Ergebnisse im Einzelnen

Die Entwicklung der operativen Kernerträge verlief im Schlussquartal im Vergleich mit dem dritten Quartal erfreulich. Auch für das Gesamtjahr zeigte sich eine weitere qualitative Verbesserung der Ertragsstruktur mit Ergebniszunahmen bei allen drei Hauptertragsquellen der operativen Erträge.

Mit 1.520 Mio € erreichte der Zinsüberschuss den höchsten Quartalswert der letzten beiden Jahre. Damit übertraf er den guten Vorquartalswert (1.468 Mio €) um 3,5%. Dies ist wesentlich auf höhere Vorfälligkeitsentschädigungen, Private-Equity-Erträge und Dividendenzahlungen zurückzuführen. Im Gesamtjahr stieg der Zinsüberschuss – trotz ungünstiger gesamtwirtschaftlicher Bedingungen und einer verhaltenen Kreditnachfrage – infolge struktureller Margenverbesserungen und strikt risikoadjustiertem Pricing stärker als geplant um 3,9% auf 5.885 Mio € (Vorjahr: 5.662 Mio €). Die Zinsspanne auf Basis der durchschnittlichen bilanziellen Risikoaktiva stieg zum Jahresende auf 2,71% und übertraf damit den Wert zum 30.9.05 (2,68%) sowie den zum Ende des Jahres 2004 (2,62%) spürbar.

Der Provisionsüberschuss erreichte im vierten Quartal mit 859 Mio € den Rekordwert des dritten Quartals (860 Mio €). Damit hat sich die nachhaltig wirksame Ergebnisverbesserung bestätigt. Im gesamten Jahresverlauf 2005 konnte der Provisionsüberschuss so um sehr erfreuliche 13.9% auf 3.240 Mio € zulegen (Vorjahr: 2.845 Mio €) und unsere hohen Erwartungen sogar übertreffen. Dabei erhöhten sich die Erfolgsbeiträge aus dem Wertpapier- und Depotgeschäft insbesondere durch den auch in diesem Jahr sehr erfolgreichen Absatz innovativer Finanzprodukte. Ebenso stiegen der Provisionsüberschuss aus dem Außenhandelsgeschäft und Zahlungsverkehr sowie aus dem Kreditgeschäft.

Das Handelsergebnis erreichte mit 225 Mio € im Schlussquartal einen guten Wert, der allerdings hinter dem in einem außerordentlich guten Kapitalmarktumfeld erzielten Vorquartalsergebnis (278 Mio €) zurückblieb. Im Gesamtjahr legte das Handelsergebnis jedoch sehr deutlich um 27,2% von 728 Mio € auf erfreuliche 926 Mio € zu, obwohl das im zweiten Quartal 2005 auf Grund der Ereignisse am US-Automobilmarkt hervorgerufene schwierige Kapitalmarktumfeld das Ergebnis belastete. Hierbei hat sich vor allem unser kundengetriebener Geschäftsansatz als erfolgreich erwiesen.

Infolge von Einmalbelastungen ging der Saldo der sonstigen betrieblichen Erträge und Aufwendungen im vierten Quartal gegenüber dem dritten Quartal (20 Mio €) auf –133 Mio € zurück. Hierzu haben vor allem eine Entschädigungszahlung in den USA, Aufwendungen im Zusammenhang mit Mietgarantien und Rückstellungen für Andienungsrechte bei zwei geschlossenen

Immobilienfonds beigetragen. Im Gesamtjahr ging der Saldo auf -143 Mio € (2004: 23 Mio €) zurück. Daher verminderten sich die gesamten operativen Erträge im Schlussquartal um 5,9% auf 2.471 Mio € (Q3: 2.626 Mio €). Dies ist dennoch der zweitbeste Quartalswert des Jahres 2005. Bezogen auf den gesamten Jahresverlauf 2005 erhöhten sich die operativen Erträge um 7,0% auf 9.908 Mio € (Vorjahr: 9.258 Mio €).

Die Verwaltungsaufwendungen erhöhten sich im Schlussquartal um 7,0% auf 1.736 Mio € (Q3: 1.623 Mio €). Dies ist neben Erstkonsolidierungseffekten (Banca Comerciala Ion Tiriac und HVB Bank Serbia & Montenegro) und Währungseffekten in CEE auch auf außerplanmäßige Abschreibungen auf Grundstücke und Gebäude sowie höhere Bonuszahlungen und Halteprämien anlässlich des Zusammenschlusses mit UniCredit zurückzuführen. Im Gesamtjahr stiegen die Verwaltungsaufwendungen gegenüber Vorjahr (6.118 Mio €) um 7,6% auf 6.582 Mio € und lagen – aufgrund anhaltend straffen Kostenmanagements und der Umsetzung von PRO - damit nur leicht über Planhöhe. Aufwandserhöhend wirkten sich im Jahresverlauf Erstkonsoliderungseffekte, Währungseffekte, außerplanmäßige Abschreibungen auf Grundstücke und Gebäude sowie höhere Bonuszahlungen und Halteprämien aus. Ohne die saldierten Erst- und Entkonsolidierungseffekte sowie Währungseffekte fiel der Anstieg der Verwaltungsaufwendungen mit 4,2% spürbar geringer aus. Werden zudem noch die außerplanmäßigen Abschreibungen auf Grundstücke und Gebäude sowie höhere Bonuszahlungen und Halteprämien berücksichtigt, so liegt das organische Wachstum nur noch bei 1,0%. Die Cost-Income-Ratio belief sich zum Jahresende auf 66,4% und lag damit nur geringfügig über dem Wert des letzten Jahres (66,1%).

In der Kreditrisikovorsorge des vierten Quartals ist eine zusätzliche Kreditrisikovorsorge aufgrund höherer pauschalierter Einzelwertberichtigungen (147 Mio €) enthalten. Darüber hinaus hat die HVB Group ihre gute finanzielle Entwicklung im Berichtsjahr genutzt, und ist bei der Bemessung der Risikovorsorge bei einzelnen Kreditengagements an den oberen Rand des Ermessensspielraums gegangen. Infolge dessen lag die Kreditrisikovorsorge - ohne die zusätzliche Kreditrisikovorsorge von 147 Mio € - mit 1.366 Mio im Gesamtjahr 2005 zwar leicht über dem prognostizierten Bedarf von ca. 1,3 Mrd €. Dennoch reduzierte sie sich mit 23,9% sehr deutlich gegenüber Vorjahr (1.795 Mio €).

Bereinigt um die zusätzliche Kreditrisikovorsorge belief sich das Betriebsergebnis des Schlussquartals auf 345 Mio € gegenüber 676 Mio € im Vorquartal. Im Gesamtjahr 2005 legt das bereinigte Betriebsergebnis infolge der überzeugenden operativen Performance auf 1.960 Mio € zu, was einer Steigerung gegenüber Vorjahr (1.345 Mio €) um signifikante 45,7% entspricht. Unbereinigt erreichte das Betriebsergebnis 1.813 Mio €, 34,8% mehr als 2004 (1.345 Mio €).

Im vierten Quartal betrug das Finanzanlageergebnis 193 Mio €. Darin sind die Gewinne aus der

Veräußerung unseres Anteilsbesitzes an der Münchener Rück enthalten. Im Geschäftsjahr 2005 lag das Finanzanlageergebnis bei 321 Mio € (gegenüber 14 Mio € im Vorjahr). Einerseits sind darin Verkaufsgewinne im Zuge des weiterhin konsequenten Abbaus mehrerer nicht-strategischer Beteiligungen enthalten. Dagegen stehen insbesondere Aufwendungen im Zusammenhang mit der im dritten Quartal angekündigten Umstrukturierungsmaßnahme bei iii-Investments.

Geschäfts- oder Firmenwerte werden gemäß des neuen IFRS 3 seit 1. Januar 2005 nicht mehr planmäßig abgeschrieben. Außerplanmäßige Abschreibungen waren im Geschäftsjahr nicht vorzunehmen. Die Gewinn- und Verlustrechnung des Vorjahres war mit Goodwillabschreibungen in Höhe von 165 Mio € belastet.

In den übrigen Erträgen und Aufwendungen sind im Wesentlichen Verlustübernahmen für Gesellschaften, die dem Segment Real Estate Restructuring zugeordnet sind, ausgewiesen. Diese Aufwendungen haben sich im Jahr 2005 nach einem Anstieg im vierten Quartal gegenüber 2004 erhöht. Damit haben wir die Voraussetzungen für einen spürbaren Rückgang der Verlustübernahmen in den Folgejahren geschaffen. Da im Vorjahr zusätzlich noch der Aufwand aus der Risikoabschirmung für die Hypo Real Estate Group in Höhe von 130 Mio € enthalten war, ging der gesamte Saldo auf -289 Mio € von -357 Mio € in 2004 zurück.

Nach 60 Mio € im dritten Quartal und 486 Mio € im vierten Quartal beliefen sich die Aufwendungen für Restrukturierungsrückstellungen im Geschäftsjahr 2005 auf insgesamt 546 Mio €. Diese stehen im Wesentlichen im Zusammenhang mit dem Zusammenschluss der HVB mit UniCredit. Auf die Reorganisation des Segments "Firmenkunden Österreich" der Bank Austria Creditanstalt entfallen 90 Mio €.

Das um "Restrukturierungsaufwendungen und zusätzliche Risikovorsorge" bereinigte Ergebnis vor Steuern lag 2005 mit 1.992 Mio € fast doppelt so hoch wie das bereinigte Vorjahresergebnis (1.002 Mio €). Das unbereinigte Ergebnis vor Steuern belief sich auf 1.299 Mio €, während es im Vorjahr deutlich negativ ausgefallen war.

Im Jahr 2005 entfallen vom Jahresüberschuss 395 Mio € auf Anteile Konzernfremder. Dies entspricht einem Anstieg gegenüber 2004 (288 Mio €) um 37,2%, wesentlich bedingt durch die Erstkonsolidierung der IMB sowie höhere Gewinne aus der BA-CA Gruppe. Nach Abzug der Fremdanteile ergab sich ein unbereinigter Gewinn in Höhe von 642 Mio € nach einem Verlust im Vorjahr. Bereinigt um "Restrukturierungsaufwendungen und zusätzliche Risikovorsorge" beträgt der Gewinn 1.163 Mio €, das entspricht nahezu dem Zweieinhalbfachen des bereinigten Vorjahresgewinns (490 Mio €).

Dividende

Vom Gewinn (642 Mio €) wurden 451 Mio € den Rücklagen zugeführt. Der Konzerngewinn, der dem Bilanzgewinn der HVB AG entspricht, beträgt 191 Mio €. Die Aktionäre der HVB sollen an der erfreulichen Ergebnisentwicklung angemessen beteiligt werden. Der Vorstand wird der Hauptversammlung am 23. Mai vorschlagen, an die Aktionäre für das Geschäftsjahr 2005 eine Dividende von 0,25 € je Stammaktie auszuschütten.

Erfolgsrechnung nach Geschäftsfeldern per 31. Dezember 2005

Zur Erhöhung der Transparenz bei der Darstellung der operativen Entwicklung in den Geschäftsfeldern stellen wir im Folgenden auf ein um die zusätzliche Kreditrisikovorsorge bereinigtes Betriebsergebnis ab.

Zum um die zusätzliche Kreditrisikovorsorge bereinigten Betriebsergebnis in Höhe von 1.960 Mio € haben die Geschäftsfelder

Deutschland	523 Mio €
Österreich und CEE	1.010 Mio €
Corporates & Markets	902 Mio €
Real Estate Restructuring	-16 Mio €
Sonst./Konsolidierung	-459 Mio €

beigetragen.

Auf Grund der zum Jahresbeginn 2005 vollzogenen aufbauorganisatorischen Veränderungen (vgl. Geschäftsbericht 2005) innerhalb der HVB Group sind die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit den für das Geschäftsjahr 2005 ausgewiesenen Erfolgszahlen vergleichbar. Bei der Darstellung der Segmentinformationen wurden die Vorjahreszahlen an die neue Struktur angepasst.

Die Auswirkung der Anwendung geänderter und neuer IFRS-Regelungen sind, soweit sie rückwirkend anzuwenden waren, in den angepassten Vorjahreswerten der Segmentberichterstattung ebenfalls berücksichtigt. Ferner haben wir die zum 30. September 2005 erstmals vorgenommene Ausweisänderung der Verkaufserfolge bei entkonsolidierten Gesellschaften in den Vorperioden angepasst.

Die bis zum 31. Dezember 2004 im Geschäftsfeld Deutschland geführten Sanierungsbestände des deutschen Immobilienfinanzierungsgeschäftes sind wegen ihrer Zuordnung zum Segment

RER in den angepassten Vorjahresvergleichszahlen des Geschäftsfelds Deutschland nicht mehr enthalten. Insbesondere fehlt die auf diese Bestände im Jahr 2004 entfallene Kreditrisikovorsorge. Durch diese Überführung des gesamten Sanierungsbestandes des deutschen Immobilienfinanzierungsgeschäftes in das Segment RER kommt es daher im Geschäftsfeld Deutschland im Vergleich zu den angepassten Vorjahreszahlen im Bereich der Kreditrisikovorsorge zu einer atypischen Entwicklung (vgl. hierzu ausführlich Geschäftsbericht 2005). Zur besseren Darstellung der Ergebnisentwicklung gehen wir daher im Geschäftsfeld Deutschland auch auf das Betriebsergebnis vor Kreditrisikovorsorge ein. Damit wird die wirtschaftliche Entwicklung transparent gemacht.

So wurde im abgelaufenen Geschäftsjahr ein Betriebsergebnis vor Kreditrisikovorsorge in Höhe von 1.375 Mio € erzielt. Dies entspricht einer klaren Steigerung um 8,2% gegenüber Vorjahr. Während die operativen Erträge mit 4% spürbar zulegten, stiegen die Verwaltungsaufwendungen nur leicht um 1,9%. Dadurch verbesserte sich die Cost-Income-Ratio um 1,3%-Punkte auf 65,3%. Die Kreditrisikovorsorge betrug im Berichtsjahr insgesamt 929 Mio € (inklusive 77 Mio € "zusätzliche Kreditrisikovorsorge"). Somit wurde ein bereinigtes Betriebsergebnis in Höhe von 523 Mio € erwirtschaftet.

Im Geschäftsfeld Österreich und CEE zeigte sich auch im abgelaufenen Berichtsjahr eine anhaltend erfreuliche Geschäftsentwicklung. Der Anstieg der Verwaltungsaufwendungen um 5,8% wurde von den um 12,3% erhöhten operativen Erträgen deutlich überkompensiert. Die Cost-Income-Ratio verbesserte sich damit auf 62,4% (Vorjahr 66,2%). Die Kreditrisikovorsorge stieg infolge einer kräftigen Geschäftsausweitung in CEE und und höherer pauschalierter Einzelwertberichtigungen im Ressort Privatkunden an. Das um die zusätzliche Kreditrisikovorsorge (70 Mio €) bereinigte Betriebsergebnis belief sich auf 1.010 Mio € und lag damit rund 32,5% über dem Vorjahreswert.

Das Geschäftsfeld Corporates & Markets konnte ein Betriebsergebnis von 902 Mio € erwirtschaften, das damit auf dem Niveau des guten Vorjahreswertes lag. Der Kreditrisikovorsorge wurden 58 Mio € zugeführt, nachdem sich im Vorjahr Nettoauflösungen ergaben. Erfreulich war die Steigerung der operativen Erträge um 13,3%. Dabei erhöhten sich alle drei Haupterfolgsquellen. Somit konnte die Cost-Income-Ratio leicht verbessert werden. Das Ergebnis vor Steuern stieg deutlich um 16,6% auf 946 Mio €.

Das Geschäftsfeld Real Estate Restructuring (RER) erreichte mit -16 Mio € (Vorjahr -1.039 Mio €) ein fast ausgeglichenes Betriebsergebnis. Unter Berücksichtigung der beiden angekündigten Verkaufstransaktionen wird das anfängliche Gesamtvolumen des Portfolios bereits um ca. 50% reduziert werden.

Risikoaktiva und Kapitalquoten

Zum 31.12.2005 beliefen sich die Risikoaktiva gemäß BIZ auf 245,5 Mrd. €. Gegenüber Jahresende 2004 hat sich die Kernkapitalquote per 31.12.2004 von 6,6% auf - bereinigt - 6,8% verbessert. Unbereinigt erreichte sie 6,5%.

Der Geschäftsbericht zum abgelaufenen Geschäftsjahr 2005 und eine Präsentation werden auf unserer Homepage http://www.hvbgroup.com/ir zum Download bereitgestellt.

Die Telefonkonferenz findet am 23. März um 9.00 (CET) statt.

An der Telefonkonferenz werden Dr. Wolfgang Sprißler, CEO, und Rolf Friedhofen, CFO, teilnehmen.

Konferenzsprache wird Englisch sein.

Einwahlnummern aus

Deutschland:	+49 (0)69 9897 2633
U.K.:	+44 (0)20 7138 0816
Italien:	+39 026 963 3535

Die Telefonkonferenz wird aufgezeichnet und ist die ersten 48 Stunden abrufbar unter folgender Telefonnummer:

Einwahlnummer: +49 (0)69 22222 0418

(access code: 8249991#)

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verläßlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

FINANCIAL HIGHLIGHTS

	2005	2004
Kennzahlen (in %)		
Eigenkapitalrentabilität nach Steuern (bereinigt) [1]	10,0	3,9
Eigenkapitalrentabilität nach Steuern	5,5	-19,3
Eigenkapitalrentabilität vor Steuern (bereinigt) [1]	13,7	6,7
Eigenkapitalrentabilität vor Steuern	8,9	-12,8
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,4	66,1
Erfolgszahlen	**2005**	**2004**
Betriebsergebnis (bereinigt) [2] in Mio €	1.960	1.345
Betriebsergebnis in Mio €	1.813	1.345
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern (bereinigt) [1] in Mio €	1.992	1.002
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern (in Mio €)	1.299	-1.913
Gewinn/Verlust (bereinigt) [1] in Mio €	1.163	490
Gewinn/Verlust in Mio €	642	-2.425
Dividende je Stammaktie in €	0,25	--
Ergebnis je Aktie (bereinigt) [1] in €	1,55	0,70
Ergebnis je Aktie in €	0,86	-3,48
Bilanzzahlen (in Mrd €)	**2005**	**2004**
Bilanzsumme	493,5	467,4
Kreditvolumen	332,6	324,6
Bilanzielles Eigenkapital	16,4	14,0
Bankaufsichtsrechtliche Kennzahlen nach BIZ [3]	**2005**	**2004**
Kernkapital in Mrd €	16,0	15,7
Eigenmittel in Mrd €	27,4	27,1
Risikoaktiva in Mrd €	245,5	238,6
Kernkapitalquote in %	6,5	6,6 [4]
Kernkapitalquote (bereinigt) [1] in %	6,8	
Eigenmittelquote in %	10,9	10,4
	2005	**2004**
Mitarbeiter	61.251	57.806
Geschäftsstellen	2.316	2.036

[1] 2005 bereinigt um "Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge"
2004 bereinigt um Goodwillabschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen.

[2] 2005 bereinigt um "zusätzliche Kreditrisikovorsorge".

[3] nach festgestellten Jahresabschlüssen.

[4] 6,2% unter Einbeziehung von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungseffekten.

GEWINN- UND VERLUSTRECHNUNG vom 1. Januar bis 31. Dezember 2005 (bereinigt) [1)]

in Mio €	1.1. – 31.12. 2005	1.1. – 31.12. 2004	Veränderung in Mio €	in %
Zinsüberschuss	5.885	5.662	+223	+3,9
Kreditrisikovorsorge	1.366	1.795	-429	-23,9
Zinsüberschuss nach Kreditrisikovorsorge	4.519	3.867	+652	+16,9
Provisionsüberschuss	3.240	2.845	+395	+13,9
Handelsergebnis	926	728	+198	+27,2
Verwaltungsaufwand	6.582	6.118	+464	+7,6
Saldo sonstige betriebliche Erträge/Aufwendungen	-143	23	-166	
Betriebsergebnis	**1.960**	**1.345**	**+615**	**+45,7**
Finanzanlageergebnis	321	14	+307	>+100,0
Aufwendungen für Restrukturierungen	--	--	--	--
Zuführung zu Sonderwertberichtigungen	--	--	--	--
Saldo übrige Erträge/ Aufwendungen	-289	-357	+68	+19,0
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	**1.992**	**1.002**	**+990**	**+98,8**
Ertragsteuern	402 [2)]	224 [3)]	+178	+79,5
Ergebnis nach Steuern	**1.590**	**778**	**+812**	>+100,0
Fremdanteile am Ergebnis	-427	-288 [3)]	-139	-48,3
Gewinn/Verlust	**1.163**	**490**	**+673**	**>+100,0**
nachrichtlich: Summe operative Erträge	9.908	9.258	+650	+7,0

[1)] 2005 bereinigt um "Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge"
2004 bereinigt um Goodwillabschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen.

[2)] kalkuliert auf der Basis der Steuerquote vor Bereinigungen (20,2%).

[3)] Steueraufwand und Fremdanteile entsprechen den Werten aus der GuV vor Bereinigungen.

GEWINN- UND VERLUSTRECHNUNG vom 1. Januar bis 31. Dezember 2005
(nach festgestellten Jahresabschlüssen)

in Mio €	**1.1. – 31.12. 2005**	**1.1. – 31.12. 2004**	**Veränderung in Mio €**	**in %**
Zinsüberschuss	5.885	5.662	+223	+3,9
Kreditrisikovorsorge	1.513	1.795	-282	-15,7
Zinsüberschuss nach Kreditrisikovorsorge	4.372	3.867	+505	+13,1
Provisionsüberschuss	3.240	2.845	+395	+13,9
Handelsergebnis	926	728	+198	+27,2
Verwaltungsaufwand	6.582	6.118	+464	+7,6
Saldo sonstige betriebliche Erträge/Aufwendungen	-143	23	-166	
Betriebsergebnis	**1.813**	**1.345**	**+468**	**+34,8**
Finanzanlageergebnis	321	14	+307	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	0	165	-165	-100,0
Aufwendungen für Restrukturierungen	546	250	+296	>+100,0
Zuführung zu Sonderwertberichtigungen	0	2.500	-2.500	-100,0
Saldo übrige Erträge/ Aufwendungen	-289	-357	+68	+19,0
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	**1.299**	**-1.913**	**+3.212**	
Ertragsteuern	262	224	+38	+17,0
Ergebnis nach Steuern	**1.037**	**-2.137**	**+3.174**	
Fremdanteile am Ergebnis	-395	-288	-107	-37,2
Gewinn/Verlust	**642**	**-2.425**	**+3.067**	
Veränderung der Rücklagen	451	-2.425	+2.876	
Konzerngewinn	**191**	**--**	**+191**	**+100,0**
nachrichtlich: Summe operative Erträge	9.908	9.258	+650	+7,0

QUARTALSÜBERSICHT

in Mio €	4.Quartal 2005 bereinigt [1)]	4.Quartal 2005 nach festgestellten Jahresabschlüssen	3. Quartal 2005	2. Quartal 2005	1. Quartal 2005
Zinsüberschuss	1.520	1.520	1.468	1.493	1.404
Kreditrisikovorsorge	390	537	327	326	323
Zinsüberschuss nach Kreditrisikovorsorge	1.130	983	1.141	1.167	1.081
Provisionsüberschuss	859	859	860	764	757
Handelsergebnis	225	225	278	101	322
Verwaltungsaufwand	1.736	1.736	1.623	1.623	1.600
Saldo sonstige betriebliche Erträge/Aufwendungen	-133	-133	20	2	-32
Betriebsergebnis	**345**	**198**	**676**	**411**	**528**
Finanzanlageergebnis	193	193	23	31	74
Abschreibungen auf Geschäfts- oder Firmenwerte	--	--	--	--	--
Aufwendungen für Restrukturierungen	--	486	60	--	--
Saldo übrige Erträge/ Aufwendungen	-180	-180	-36	-36	-37
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	**358**	**-275**	**603**	**406**	**565**
nachrichtlich: Summe operative Erträge	2.471	2.471	2.626	2.360	2.451

[1)] bereinigt um "Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge".

Erfolgsrechnung nach Geschäftsfeldern vom 1. Januar bis 31. Dezember 2005 (bereinigt) [1)]

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1. - 31.12.2005	2.622	2.379	1.025	117	-258	5.885
1.1.- 31.12.2004	2.547	2.185	989	121	-180	5.662
Kreditrisikovorsorge						
1.1. - 31.12.2005	852	438	58	0	18	1.366
1.1.- 31.12.2004	391	395	-72	1.070	11	1.795
Provisionsüberschuss						
1.1. - 31.12.2005	1.385	1.412	444	4	-5	3.240
1.1.- 31.12.2004	1.230	1.206	392	9	8	2.845
Handelsergebnis						
1.1. - 31.12.2005	3	49	859	--	15	926
1.1.- 31.12.2004	2	86	613	--	27	728
Verwaltungsaufwand						
1.1. - 31.12.2005	2.588	2.401	1.315	104	174	6.582
1.1.- 31.12.2004	2.540	2.270	1.168	87	53	6.118
Saldo sonstige betriebliche Erträge/ Aufwendungen						
1.1. - 31.12.2005	-47	9	-53	-33	-19	-143
1.1.- 31.12.2004	32	-50	14	-12	39	23

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Betriebsergebnis						
1.1. - 31.12.2005	523	1.010	902	-16	-459	1.960
1.1.- 31.12.2004	880	762	912	-1.039	-170	1.345
Finanzanlageergebnis						
1.1. - 31.12.2005	-8	283	118	--	-72	321
1.1.- 31.12.2004	31	-18	-60	--	61	14
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1. - 31.12.2005	--	--	--	--	--	--
1.1.- 31.12.2004	--	--	--	--	--	--
Aufwendungen für Restrukturierungen						
1.1. - 31.12.2005	--	--	--	--	--	--
1.1.- 31.12.2004	--	--	--	--	--	--
Zuführung zu Sonderwertberichtigungen						
1.1. - 31.12.2005	--	--	--	--	--	--
1.1.- 31.12.2004	--	--	--	--	--	--
Saldo übrige Erträge/ Aufwendungen						
1.1. - 31.12.2005	-6	-11	-2	-257	-13	-289
1.1.- 31.12.2004	-7	-4	- 1	-210	-135	-357

in Mio €	Deutsch-land	Österreich und CEE	Corpora-tes & Markets	Real Estate Restruc-turing	Sonstige/ Konsoli-dierung	HVB Group
Ergebnis der gewöhnli-chen Geschäfts-tätigkeit/ Ergebnis vor Steuern						
1.1. - 31.12.2005	509	1.282	1.018	-273	-544	1.992
1.1.- 31.12.2004	904	740	851	-1.249	-244	1.002
darunter: Bank Austria Cre-ditanstalt-Gruppe						
1.1. - 31.12.2005	--	1.282	138	--	-64	1.356
1.1.- 31.12.2004	--	740	124	--	-57	807

[1] 2005 bereinigt um "Aufwendungen für Restrukturierungen und zusätzliche Kreditrisikovorsorge". 2004 bereinigt um Goodwillabschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen.

Erfolgsrechnung nach Geschäftsfeldern vom 1. Januar bis 31. Dezember 2005 (nach festgestellten Jahresabschlüssen)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1. - 31.12.2005	2.622	2.379	1.025	117	-258	5.885
1.1.- 31.12.2004	2.547	2.185	989	121	-180	5.662
Kreditrisikovorsorge						
1.1. - 31.12.2005	929	508	58	--	18	1.513
1.1.- 31.12.2004	391	395	-72	1.070	11	1.795
Provisionsüberschuss						
1.1. - 31.12.2005	1.385	1.412	444	4	-5	3.240
1.1.- 31.12.2004	1.230	1.206	392	9	8	2.845
Handelsergebnis						
1.1. - 31.12.2005	3	49	859	--	15	926
1.1.- 31.12.2004	2	86	613	--	27	728
Verwaltungsaufwand						
1.1. - 31.12.2005	2.588	2.401	1.315	104	174	6.582
1.1.- 31.12.2004	2.540	2.270	1.168	87	53	6.118
Saldo sonstige betriebliche Erträge/ Aufwendungen						
1.1. - 31.12.2005	-47	9	-53	-33	-19	-143
1.1.- 31.12.2004	32	-50	14	-12	39	23

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Betriebsergebnis						
1.1. - 31.12.2005	446	940	902	-16	-459	1.813
1.1.- 31.12.2004	880	762	912	-1.039	-170	1.345
Finanzanlageergebnis						
1.1. - 31.12.2005	-8	283	118	--	-72	321
1.1.- 31.12.2004	31	-18	-60	--	61	14
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1. - 31.12.2005	--	--	--	--	--	--
1.1.- 31.12.2004	33	84	40	--	8	165
Aufwendungen für Restrukturierungen						
1.1. - 31.12.2005	121	99	72	39	215	546
1.1.- 31.12.2004	--	--	--	--	250	250
Zuführung zu Sonderwertberichtigungen						
1.1. - 31.12.2005	--	--	--	--	--	--
1.1.- 31.12.2004	--	--	--	2.500	--	2.500
Saldo übrige Erträge/ Aufwendungen						
1.1. - 31.12.2005	-6	-11	-2	-257	-13	-289
1.1.- 31.12.2004	-7	-4	- 1	-210	-135	-357

Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern						
1.1. - 31.12.2005	311	1.113	946	-312	-759	1.299
1.1.- 31.12.2004	871	656	811	-3.749	-502	-1.913
darunter: Bank Austria Creditanstalt-Gruppe						
1.1. - 31.12.2005	--	1.113	138	--	-72	1.179
1.1.- 31.12.2004	--	656	102	--	-65	693

Eigenkapitalrentabilität nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring [1]	Sonstige/ Konsolidierung[1]	HVB Group
Eigenkapitalrentabilität vor Steuern (bereinigt) in % [2] [3] [4]						
1.1. - 31.12.2005	9,1	28,8	28,7	--	--	13,7
1.1. - 31.12.2004	15,3[5]	17,5	24,1	--	--	6,7
Eigenkapitalrentabilität vor Steuern in %[2]						
1.1. - 31.12.2005	5,6	25,0	26,6	--	--	8,9
1.1. - 31.12.2004	14,8[5]	15,5	23,0	--	--	-12,8

1) Kennzahlenwerte ökonomisch nicht aussagekräftig.

2) Ergebnis vor Steuern im Verhältnis zu dem nach der Struktur des durchschnittlich gebundenen Kernkapitals zugeordneten durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderung von Finanzinstrumenten) inklusive segmentierter Anteile in Fremdbesitz.

3) 2005 bereinigt um "Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge".

4) 2004 bereinigt um Goodwillabschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen.

5) Geschäftsfeld Deutschland gemäß Ausweis im Geschäftsbericht 2004 vor Reorganisation (2004 bereinigt: - 0,3%, 2004: -31,3%).

Erfolgsrechnung nach Ressorts

Geschäftsfeld Deutschland

in Mio €	Privat-kunden-geschäft	Firmen-kunden und freie Berufe	Immobi-lien	Konsoli-dierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
31.12.2005	1.857	1.704	389	13	3.963
31.12.2004 (reorganisiert) [1)]	1.782	1.601	426	2	3.811
30.12.2004 (vor Re-organisation)	1.865[4)]	1.657	483	2	4.007[3)]
Kreditrisiko-vorsorge					
31.12.2005 bereinigt[2)]	221	328	303	--	852
31.12.2005	257	347	325	--	929
31.12.2004 (reorganisiert) [1)]	121	267	3	--	391
31.12.2004 (vor Re-organisation)	285	560	516	--	1.361[3)]
Verwaltungs-aufwand					
31.12.2005	1.572	814	189	13	2.588
31.12.2004 (reorganisiert) [1)]	1.593	774	171	2	2.540
31.12.2004 (vor Re-organisation)	1.609	807	209	3	2.628[3)]
Betriebsergebnis					
31.12:2005 bereinigt[2)]	64	562	-103	--	523
31.12.2005	28	543	-125	--	446
31.12.2004 (reorganisiert) [1)]	68	560	252	--	880
31.12.2004 (vor Re-organisation)	-29[4)]	290	-242	-1	18[3)]

in Mio €	Privat-kunden-geschäft	Firmen-kunden und freie Berufe	Immobi-lien	Konsoli-dierung	Geschäftsfeld Deutschland Gesamt
***nachrichtlich:* Betriebsergebnis vor Kreditrisiko-vorsorge**					
31.12.2005	285	890	200	--	1.375
31.12.2004 (reorganisiert) [1]	189	827	255	--	1.271
31.12.2004 (vor Re-organisation)	256[4]	850	274	-1	1.379
Cost-Income-Ratio					
31.12.2005	84,7%	47,8%	48,6%	--	65,3%
31.12.2004 (reorganisiert) [1]	89,4%	48,3%	40,1%	--	66,6%
31.12.2004 (vor Re-organisation)	86,3%	48,7%	43,3%	--	65,6%

[1] Reorganisiert um Erstanwendung geänderter IFRS, aufbauorganisatorische Änderungen und der Ausweisänderungen der Verkaufserfolge bei entkonsolidierten Gesellschaften.

[2] 2005 bereinigt um "zusätzliche Kreditrisikovorsorge".

[3] Gemäß Ausweis im Geschäftsbericht 2004.

[4] Inklusive Veräußerungsgewinn BethmannMaffei in Höhe von 56 Mio €.

Geschäftsfeld Österreich und CEE

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CE Gesamt
Operative Erträge						
31.12.2005	1.178	611	561	1.499	--	3.849
31.12.2004	1.131	585	550	1.161	--	3.427
Kreditrisikovorsorge						
31.12.2005 bereinigt[1)]	164	122	35	117	--	438
31.12.2005	234	122	35	117	--	508
31.12.2004	74	200	35	86	--	395
Verwaltungsaufwand						
31.12.2005	888	403	286	824	--	2.401
31.12.2004	908	385	285	692	--	2.270
Betriebsergebnis						
31.12.2005 bereinigt[1)]	126	86	240	558	--	1.010
31.12.2005	56	86	240	558	--	940
31.12.2004	149	--	230	383	--	762
Cost-Income-Ratio						
31.12.2005	75,4%	66,0%	51,0%	55,0%	--	62,4%
31.12.2004	80,3%	65,8%	51,8%	59,6%	--	66,2%

[1)] 2005 bereinigt um "zusätzliche Kreditrisikovorsorge".

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
31.12.2005	1.245	1.025	5	2.275
31.12.2004	1.103	912	-7	2.008
Kreditrisikovorsorge				
31.12.2005	3	55	--	58
31.12.2004	--	-72	--	-72
Verwaltungsaufwand				
31.12.2005	783	527	5	1.315
31.12.2004	717	458	-7	1.168
Betriebsergebnis				
31.12.2005	459	443	--	902
31.12.2004	386	526	--	912
Cost-Income-Ratio				
31.12.2005	62,9%	51,4%	--	57,8%
31.12.2004	65,0%	50,2%	--	58,2%